HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com
June 3, 2011
Ms. Cicely LaMothe, Senior Assistant Chief Accountant
Division of Corporation Finance
Office of Real Estate and Business Services
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561
VIA: EDGAR
RE:	Healthcare Realty Trust Incorporated Form 10-K for the year ended December 31, 2010, filed February 22, 2011 File No. 001-11852
Dear Ms. LaMothe:
     This letter is offered in response to the letter, dated May 13, 2011, from the staff of the Division of Corporation Finance (the “Staff”) to Healthcare Realty Trust Incorporated (the “Company”) regarding the above referenced filing.
     The Company’s responses to the Staff’s comments follow:
General
Comment No. 1: “Please advise us whether management considers net operating income to be a key performance indicator. We may have further comments.”
Response: Management of the Company does not consider net operating income to be a key performance indicator on a consolidated or portfolio basis. The Company has a broad range of short-term lease structures, including gross leases, modified gross leases, net leases, and triple net leases. Even within the same property and market, lease structures vary and may change upon expiration or renewal. These factors can lead to incomparability of net operating income; therefore, net operating income is not considered by management to be a meaningful indicator of the Company’s overall performance.
Comment No. 2: “In future filings please disclose the average effective annual rental per square foot on a portfolio basis, discuss leasing results for the reporting period, and include balancing disclosure regarding tenant improvement costs, leasing commissions and tenant concessions. In this regard, please provide quantitative disclosure on the impact of concessions and tenant expense reimbursement, as applicable.”
Response: The Company has not previously disclosed the average effective annual rent per square foot on its properties because it does not believe such disclosure is relevant due to the geographic diversity and lease structures specific to the Company’s portfolio and the resulting rental market and rate variations. The Company’s properties are located in 28 states and in approximately 85 markets with lease structures that range from triple net leases to gross leases, which results in a wide range of annual rents per square foot even within a given

HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com
market. The Company received a comment from the Staff regarding average annual rent per square foot in a comment letter dated August 21, 2009. Because of the reasons outlined above, the Staff did not object to our conclusion regarding disclosure of average annual rent information as discussed in our September 3, 2009 response letter. The Company continues to believe that such disclosure would not be appropriate.
In future Form 10-K filings, the Company will provide additional disclosure regarding leasing results for the reporting period and will include balancing disclosure regarding tenant improvement costs, leasing commissions and tenant concessions. Also, the Company will provide quantitative disclosure concerning concessions and tenant expense reimbursements, as applicable.
Item 1. Business, page 1
Comment No. 3: “In future filings please include geographic diversification or concentration data, as applicable, including clear definitions of what each region covers.”
Response: The Company provided geographic distribution disclosure in Note 2 to its Consolidated Financial Statements which discloses, by property type, the significant states in which the Company has property investments, the number of facilities and property type in each of those states, and the Company’s investment amount and accumulated depreciation by state. In future Form 10-K filings, the Company will cross reference to Note 2 to its Consolidated Financial Statements in Item 1. of its Form 10-K.
Comment No. 4: “We note that over 19% of your leases are expiring in 2011. In future filings, to the extent more than 10% of your leases are expiring, please provide disclosure regarding the relationship between market rent and expiring rents. In addition, please also provide disclosure on the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases.”
Response: The Company’s portfolio of leases generally includes a large number of short-term leases, spread among a diverse tenant base, with lease terms generally ranging between 3 and 5 years. As such, a 10-year lease expiration table for the Company will always be weighted heavily towards the first five years, and, in any given year, the Company would expect to have more than 10% of its leases expiring in the following year. The Company provided more detailed information regarding its expiring leases on page 29 of its Form 10-K in the Trends and Matters Impacting Operating Results section of Management’s Discussion and Analysis (“MD&A”). In future Form 10-K filings, the Company will enhance its disclosure regarding lease expirations and will discuss the relationship the Company has observed between market rent and expiring rents, as well as the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases.
Comment No. 5: “Refer to the table on page 2. In future filings please include a column to the table that indicates the total area in square feet covered by the expiring leases.”
Response: In future Form 10-K filings, the Company will include the total area in square feet covered by expiring leases in its 10-year lease expiration table.

HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com
Acquisitions and Dispositions, page 3
Comment No. 6: “In future filings please include weighted average capitalization rates for acquisitions and dispositions of properties during the reporting period. Also, please include a clear description of how you calculate capitalization rates, including how you calculate net operating income for these purposes.”
Response: The Company generally has very few real estate acquisitions in any given reporting period. As such, including a weighted average capitalization rate would tend to disclose specific capitalization rates for specific real estate acquisitions. Furthermore, much of the Company’s acquisition business is relationship based. Therefore, the Company believes that disclosure of weighted average capitalization rates would result in competitive harm, particularly in closed bid processes for marketed real estate assets. In its quarterly conference calls, the Company normally has included a discussion of the capitalization rate environment and the range of such rates in the marketplace for the Company’s asset class. The Company expects to continue that practice, and, will include a similar discussion of the capitalization rate environment in its future Form 10-K filings, which would include ranges of capitalization rates that the Company has observed in the market for its asset class.
REITs are subject to a 100% federal income tax on any net income for prohibited transactions (which are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business). As such, the Company is not in the business of selling its properties and typically only does so if an operator or lessee exercises a right to purchase a property, or the Company has determined that the property is under-performing or no longer fits strategically within its portfolio. Historical financial data for disposal properties is already disclosed on the face of the Statements of Income and in the footnotes to the financial statements (Note 5 in the Company’s Form 10-K for the year ended December 31, 2010). Further, in many cases, the sales price is not a function of net operating income as the sales price may be a contractually fixed or formulaic price in the case of purchase options or the acquiror’s intended use of the property may differ from its historical use. Accordingly, the Company does not believe that disclosing capitalization rates for its disposal properties would provide meaningful information to investors and, in many cases, such rates are not even determinable.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26
Comment No. 7: “In future filings please provide disclosure regarding rental rate trends on new and renewed leases.”
Response: In future Form 10-K filings, the Company will discuss any trends the Company has observed on new and renewed leases.
Comment No. 8: “We note that your dividends paid per share exceeded your FFO per share in 2010. We also noted your disclosure on page 21 that your abilility to pay your dividends is partly dependent on your ability to maintain FFO. In future filings, please consider adding disclosure in your risk factor section and MD&A that addresses the potential risk of future dividend cuts.”
Response: The Company disclosed on page 21 in Risk Factors in its Form 10-K, “The ability of the Company to pay dividends is dependent upon its ability to maintain funds from operations and cash flows, to make accretive new investments and to access capital. A failure to maintain dividend payments at current levels could result in a reduction of the market price of the Company’s stock.” Management believes the phrase above “a failure to maintain dividend payments at current levels” contemplates the possibility of a dividend reduction. The Company

HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com
also disclosed, on page 39 in MD&A in its Form 10-K, that “The ability of the Company to pay dividends is dependent upon its ability to generate funds from operations and cash flows and to make accretive new investments.” While the Company does consider FFO to be a supplemental performance measure for the REIT industry, we also state in the Form 10-K that management believes that FFO does not represent cash generated from operations and is not necessarily indicative of cash available to fund cash needs, including the payment of dividends. The Company considers GAAP-based cash flows from operations to be a more important measure of its liquidity and the Company’s ability to pay dividends. The Company will continue to consider cash flows and the FFO measure, as well as other factors in evaluating the need for forward-looking disclosures regarding its dividends.
Comment No. 9: “We refer to your disclosure on page 37 regarding your compliance with financial covenant provisions as of December 31, 2010. In future filings, please describe your material debt financial covenants.”
Response: While all of the Company’s material debt agreements have been filed as exhibits to other SEC filings, the Company will describe its material debt financial covenants in future Form 10-K filings.
At-The-Market Equity Offering Program, page 37
Comment No. 10: “In future filings please also disclose the offering expenses/commissions, use of proceeds and the amount still available under the program.”
Response: The Company currently discloses proceeds from its at-the-market equity offering program net of offering expenses and commissions and the amount remaining to be issued under this program in MD&A and in Note 10 to its Consolidated Financial Statements and includes equity issuance costs in its Consolidated Statement of Cash Flows. In future Form 10-K filings, the Company will include in MD&A a discussion of use of proceeds related to its at-the-market equity issuances.
     In connection with responding to the Staff’s comments, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Based on our conversation with Ms. Sonia Barros on May 23, 2011, we understand that these comments are a result of the Staff’s discussions with analysts, investors and industry groups concerning disclosures of operational information for REITs. Over the Company’s eighteen year history, management has held hundreds of meetings with analysts, investors, prospective investors and rating agencies in which management has consistently documented questions and requests for discrete or particular data. The Company has been responsive to such requests and has from time to time made modifications and enhancements to its filings and disclosures. Management believes the information provided in its public disclosures, taken as a whole, should give investors appropriate and adequate information about the Company and its operations.

HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com
     For reasons enumerated in several individual responses above, we believe expansive operational data clutters the usefulness of the disclosures overall. We understand that other REITs have made certain of the disclosures the Staff is requesting that we make, but these other REITs may have lease structures, lease terms, proximity to hospital campuses, property types, market concentrations, or other unique features that differ significantly from the Company and that may, in fact, justify their additional disclosures.
     We believe published guidance of the Staff’s expectations for disclosure of operational information by REITs would encourage uniform compliance and definitional clarity since the disclosures that the Staff requests above are not required by rule or consistently followed.
     Should you wish to further discuss your comments and our responses thereto, please feel free to call me at (615) 269-8175.

Sincerely,
/s/ Scott W. Holmes
Scott W. Holmes
Executive Vice President and Chief Financial Officer